KPMG PEAT MARWICK LLP


One Mellon Bank Center        Telephone 412-391-9710       Telefax  412-391-8963
Pittsburgh, PA  15219         Telex  7106642199 PMM & CO PGH


To the Board of Directors of
      Independence One Mutual Funds and the
      Securities and Exchange Commission:


We have examined management's assertion about Independence One Mutual Funds' (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 1998, and for the period from March 1, 1998, through March 31, 1998, included in the accompanying Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 1998, and for the period from March 1, 1998, through March 31, 1998, with respect to securities of the Funds without prior notice to management:

     o Obtaining a statement prepared by the Funds' subcustodian, Chemical Bank, listing all securities held by the Funds;

     o Reconciliation of all securities per the subcustodian's statement to the books and records of the Funds;

     o Reconciliation of all securities held by institutions in book entry form with The Depository Trust Company ("DTC") and the Federal Reserve Bank of Chicago (the "Fed") from statements received from DTC and the Fed, respectively, to the books and records of the Funds;

     o Agreement of all securities purchased/sold but not received/delivered and securities in transit per the books and records of the Funds to underlying documentation;

     o Agreement of all repurchase agreements and the underlying collateral per the books and records of the Funds to underlying documentation; and

     o Agreement of selected security purchases and sales or maturities since our last report from the books and records of the Funds to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998, and for the period from March 1, 1998, through March 31, 1998, is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.



                                          KPMG Peat Marwick LLP


Pittsburgh, Pennsylvania
May 14, 1998

                 MANAGEMENT ASSERTION REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Independence One Mutual Funds (the Funds) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as March 31, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 1998, and for the period from March 1, 1998 through March 31, 1998, with respect to securities reflected in the investments accounts of the Funds.


Very truly yours,


/s/STACEY GRAY
Stacey Gray
Vice President
Michigan National Bank


/s/JEFFREY W. STERLING
Jeffrey W. Sterling
Assistant Treasurer
Independence One Mutual Funds

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]

1.  Investment Company Act File Number:   811-5752
    Date examination completed:  March 31, 1998


2.  State Identification Number:




AL  701554          AK  9400676            AZ  S-0027039-QUAL  AR   89-M0052-05  CA   5052036      CO   IC9101178
CT  S121734         DE  N/A                DC  N/A             FL    32991       GA   56890081     HI   N/A
ID  34126           IL  R9531150           IN  89-0600IC       IA   I-24508      KS   92S0001231   KY   M24616
LA  37320           ME  MFR 95-7992        MD  SM940621        MA   95-4766      MI   267800       MN   R-32834
MS  MF-89-01-056    MO  134693             MT  024363          NE   74331        NV   N/A          NH   N/A
NJ  N/A             NM  953804             NY  S-25-04-83      NC   000000872    ND   D739         OH   88436
OK  I-41618         OR  89-0090            PA  89-01-046MF     RI   N/A          SC   MF5835       SD   18837
TN  RM95-2829       TX  M35757-003-06      UT  5824-21         VT   1/20/89-02   VA   C-30309      WA   C-30308
WV  BC-404          WI  240740-03          WY  19046           PUERTO RICO    N/A


Other (specify):


3.  Exact number of investment company as specified in registration statement:
INDEPENDENCE ONE MUTUAL FUNDS

4. Address of principal executive office: (number, street, city, state, zip code) FEDERATED INVESTORS TOWER, PITTSBURGH, PENNSYLVANIA 15222-3779


INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT